                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    Form U-5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2004

        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 70002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

See Exhibit F-1 attached hereto for the information required by this Item for CenterPoint Energy, Inc. ("CenterPoint" or the "Company") and its subsidiaries.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

All transactions have been reported in certificates filed pursuant to Rule 24.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

In February 2004, CEHE extinguished two series of 6.7% collateralized pollution control bonds with an aggregate principal amount of $100 million, issued on behalf of CenterPoint, using the proceeds of the issuance of $56 million aggregate principal amount of collateralized 5.6% pollution control bonds due 2027 and $44 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017. The pollution control bonds are collateralized by general mortgage bonds of CEHE with principal amounts, interest rates and maturities that match the pollution control bonds. CEHE's 6.7% first mortgage bonds, which collateralized CenterPoint's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. CEHE's 6.7% notes payable to CenterPoint were also cancelled upon the extinguishment of the refunded pollution control bonds.

In March 2004, CEHE extinguished two series of 6.375% collateralized pollution control bonds with an aggregate principal amount of $45 million and one series of 5.6% collateralized pollution control bonds with an aggregate principal amount of $84 million, issued on behalf of CenterPoint, using the proceeds of the issuance of $45 million aggregate principal amount of 3.625% collateralized insurance-backed pollution control bonds due 2012 and $84 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017. The pollution control bonds are collateralized by general mortgage bonds of CEHE with principal amounts, interest rates and maturities that match the pollution control bonds. CEHE's 6.375% and 5.6% first mortgage bonds, which collateralized CenterPoint's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. CEHE's 6.375% and 5.6% notes payable to CenterPoint were also cancelled upon the extinguishment of the refunded pollution control bonds.

The above transactions were authorized pursuant to Rule 42 and/or CenterPoint's June 30, 2003 omnibus financing order, as supplemented.

On December 15, 2004, in connection with the sale of the non-nuclear generation assets and liabilities of Texas Genco Holdings, Inc. ("Texas Genco") to Texas Genco LLC, Texas Genco repurchased its publicly held shares (other than 227 shares held by shareholders who validly perfected their dissenter's rights under Texas law). This transaction was authorized pursuant to the Public Utility Holding Company Act of 1935 (the "Act") and the rules thereunder.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                                Description  Number of       % of          Nature     Owner's Book Value
    Investor        Investee    of Security   Shares     Voting Power   of Business     (in millions)
-----------------  -----------  -----------  ----------  ------------  -------------  ------------------
 Reliant Energy     AOL-Time      Common     21,639,158      0.5%        media and         $ 420.9
   Investment        Warner                                            entertainment
   Management

CenterPoint         Pantellos     Common         70,327      0.7%      supply chain     N/A - has been
Houston Electric,  Corporation                                         services for     written off
     LLC                                                               utility and
                                                                          energy
                                                                        industries

ITEM 6. OFFICERS AND DIRECTORS - PART I.

      The names, principal address and positions held as of December 31, 2004 of the officers and directors of system companies is presented in the tables on the following pages. The principal business address of each officer and director is indicated in such tables by the numbers (1) through (10). The addresses associated with these number designations are shown in the address key below. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

                                         CENTERPOINT                                                             CNP TRANSITION
                          CENTERPOINT  ENERGY SERVICE UTILITY HOLDING, CNP FUNDING  CNP HOUSTON  CNP TRANSITION BOND COMPANY II,
DIRECTORS AND OFFICERS    ENERGY, INC.  COMPANY, LLC        LLC          COMPANY   ELECTRIC, LLC  BOND COMPANY        LLC
------------------------- ------------ -------------- ---------------- ----------- ------------- -------------- ----------------
Milton Carroll (1)        D, COB
John T. Cater (1)         D
Derrill Cody (1)          D
O. Holcombe Crosswell (1) D
Thomas F. Madison (1)     D
David M. McClanahan (1)   D, P, CEO    M, P, CEO                       D, C, P     M, C
Robert T. O'Connell (1)   D
Michael E. Shannon (1)    D
Scott E. Rozzell (1)      EVP, GC, S   EVP, GC, S                      VP, S       EVP, GC, S    EVP, GC, S
Gary L. Whitlock (1)      EVP, CFO     EVP, CFO                        VP          EVP, CFO      M, P

James S. Brian (1)        SVP, CAO     SVP, CAO                                    SVP, CAO      M, SVP, CAO
Johnny L. Blau (1)                     SVP
Preston Johnson, Jr. (1)  SVP          SVP
Byron R. Kelley (1)       SVP
Thomas R. Standish (1)    SVP                                                      P, COO
David G. Tees (1)                      SVP
Bernard J. Angelo (9)                                                                            M
Patricia F. Genzel  (2)                               M, P, S
Andrew L. Stidd (9)                                                                              M
Jeff W. Bonham (1)        VP           VP
Rick L. Campbell (1)                   VP
Brenda S. Cauthen (1)     VP
Donato Cortez, Jr. (1)                                                             VP
Walter L. Fitzgerald (1)  VP, CO       VP, CO                                                    VP, C
Patricia F. Graham (1)                 VP
John C. Houston (1)                                                                VP
Marc Kilbride (1)         VP, T        VP, T                           VP, T       VP, T         M, VP, T       M
Deborah C. Korenek (1)                                                             VP
Floyd J. LeBlanc (1)      VP           VP
Joseph B. McGoldrick (1)  VP           VP
Doyle W. McQuillon (1)                                                             VP, GM
Sharon Michael-Owens (1)                                                           VP
H. Wayne Roesler (1)                   VP
Steven H. Schuler (1)                  VP
Rufus S. Scott (1)        VP, DGC, AS  VP, DGC, AS                     VP, AS      VP, DGC, AS   VP, DGC, AS
Jim F. Schaefer (1)                                                                VP, GM
Allan E. Schoeneberg (1)               VP
William J. Starr (1)      VP           VP
C. Dean Woods (1)                      VP
Richard B. Dauphin (1)    AS           AS                              AS          AS            AS
Gretchen H. Denum (1)     AS           AS
Linda Geiger (1)          AT           AT                              AT          AT            AT

                          HI FINANCECO  CNP AVCO HOLDINGS,
 DIRECTORS AND OFFICERS      GP, LLC           LLC
------------------------  ------------  ------------------
David M. McClanahan (1)   P             D, P
Scott E. Rozzell (1)      EVP, S        VP, S
Gary L. Whitlock (1)      EVP, CFO
James S. Brian (1)        SVP, CAO
Marc Kilbride (1)         M, VP, T      VP, T
Rufus S. Scott (1)        VP, AS        VP, AS
Allen E. Schoeneberg (1)                VP
Richard B. Dauphin (1)    AS            AS
Linda Geiger (1)          AT            AT

                          CNP ENERGY, INC.   CNP INVESTMENT
 DIRECTORS AND OFFICERS        (DE)         MANAGEMENT, INC.
------------------------  ----------------  ----------------
David M. McClanahan (1)   D
Scott E. Rozzell (1)
Gary L. Whitlock (1)
Patricia F. Genzel (2)                      D, P, S
Mike W. Watters (1)                         D
Marc Kilbride (1)
Kamini D. Patel (2)                         VP, AS
Richard B. Dauphin (1)
Linda Geiger (1)

                          CNP POWER SYSTEMS,
 DIRECTORS AND OFFICERS           INC.        CNP PRODUCTS, INC.  CNP PROPERTIES, INC.  CNP TEGCO, INC.
------------------------  ------------------  ------------------  --------------------  ---------------
David M. McClanahan (1)   C                   D, P                D, C, P               D, P
Scott E. Rozzell (1)      VP, S               VP, S               VP, S                 VP, S
Stephen C. Schaeffer (1)                                          D, VP
Gary L. Whitlock (1)                          VP
James S. Brian (1)
Marc Kilbride (1)         VP, T               VP, T               D, VP, T              VP, T
Allan E. Schoeneberg (1)                                          VP
Rufus S. Scott (1)                            VP, AS              VP, AS                VP, AS
Richard Snyder (1)        P, COO
Richard B. Dauphin (1)    AS                  AS                  AS                    AS
Linda Geiger (1)          AT                  AT                  AT                    AT

 DIRECTORS AND OFFICERS   NORAM ENERGY CORP.
------------------------  ------------------
David M. McClanahan (1)   P
Scott E. Rozzell (1)      VP, S
James S. Brian (1)
Marc Kilbride (1)         VP, T
Rufus S. Scott (1)
Richard B. Dauphin (1)    AS
Linda Geiger (1)          AT

                           TEXAS GENCO    TEXAS GENCO GP,  TEXAS GENCO LP,  UTILITY RAIL
 DIRECTORS AND OFFICERS   HOLDINGS, INC.        LLC              LLC        SERVICES, INC.
------------------------  --------------  ---------------  ---------------  --------------
David M. McClanahan (1)                                                     C, P
Scott E. Rozzell (1)      EVP, GC, S      EVP, GC, S                        VP, S
David G. Tees (1)         P, CEO          M, P
Gary L. Whitlock (1)      EVP, CFO        EVP, CFO
James S. Brian (1)        SVP, CAO        SVP, CAO                          D, VP
Patricia F. Genzel (2)                                     M, P, S
Walter L. Fitzgerald (1)  VP, C
Marc Kilbride (1)         VP, T           VP, T                             VP, T
Joseph B. McGoldrick (1)  VP

Michael A. Reed (1)       VP              VP
Rufus S. Scott (1)        D, VP, DGC, AS  VP, DGC, AS                       VP, AS
Jerome D. Svatek (1)      VP
Richard B. Dauphin (1)    AS              AS                                AS
Linda Geiger (1)          AT              AT                                AT

                                                                 ARKANSAS
                                CNP       ALG GAS    ALLIED      LOUISIANA
                             RESOURCES,   SUPPLY    MATERIALS     FINANCE         ARKLA        ARKLA PRODUCTS
  DIRECTORS AND OFFICERS       CORP.      COMPANY  CORPORATION  CORPORATION  INDUSTRIES, INC.     COMPANY
--------------------------  ------------  -------  -----------  -----------  ----------------  --------------
David M. McClanahan (1)     D, C, P, CEO           D, C, CEO                 D, P
Scott E. Rozzell (1)        EVP, GC, S    VP, S    VP, S        VP, S        VP, S             EVP, S
Gary L. Whitlock (1)        EVP, CFO                            D, VP        D, VP
James S. Brian (1)          SVP, CAO      D, VP                 D, VP        D, VP             D
Preston Johnson, Jr. (1)    SVP
Gary M. Cerny (7)           DP
Constantine S. Liollio (1)  DP            D, P                  D, P                           D, P
Georgianna E. Nichols (1)   DP
Jerry W. Plant (4)                                 D, P
Wayne D. Stinnett, Jr. (1)                         D, VP
Walter L. Fitzgerald (1)    VP, CO
Marc Kilbride (1)           VP, T         VP, T    VP, T        VP, T        VP, T             VP, T
Rufus S. Scott (1)          VP, DGC, AS   VP, AS                VP, AS       VP, AS            VP, AS
William J. Starr (1)        VP
Brenda A. Bjorklund (7)     AS
Richard B. Dauphin (1)      AS            AS       AS           AS           AS                AS
Daniel O. Hagen (7)         AS
George C. Hepburn, III (1)  AS                     VP, AS
Linda Geiger (1)            AT            AT       AT           AT           AT                AT
Michelle Willis (3)         AS

                                CNP          CNP                        CNP FIELD        CNP GAS
                            ALTERNATIVE   CONSUMER      CNP FIELD        SERVICES     PROCESSING,
  DIRECTORS AND OFFICERS    FUELS, INC.  GROUP, INC.  SERVICES, INC.  HOLDINGS, INC.      INC.
--------------------------  -----------  -----------  --------------  --------------  -----------
David M. McClanahan (1)     D, P         D, C
Scott E. Rozzell (1)        VP, S        VP, S        VP, S           VP, S           VP, S
Edwin J. Spiegel (6)
Gary M. Cerny (7)                        P
Walter L. Ferguson (1)
Hugh G. Maddox (3)                                    D, SVP, COO                     D, SVP
Benjamin J. Reese (1)
Wayne D. Stinnett, Jr. (1)  D, VP
Cyril J. Zebot (1)                                                    D, VP
Marc Kilbride (1)           VP, T        VP, T        VP, T           VP, T           VP, T
Andrea L. Newman (7)                     VP
Rufus S. Scott (1)          VP, AS       VP, AS       VP, AS          VP, AS          VP, AS
Brenda A. Bjorklund (7)                  AS
Richard B. Dauphin (1)      AS           AS           AS              AS              AS
George C. Hepburn, III (1)
Linda Geiger (1)            AT           AT           AT              AT              AT
Michelle Willis (3)                                   AS                              AS

                                                CNP GAS                        CNP - ILLINOIS GAS
                                CNP GAS       TRANSMISSION  CNP HUB SERVICES,     TRANSMISSION
  DIRECTORS AND OFFICERS    RECEIVABLES, LLC     COMPANY          INC.               COMPANY
--------------------------  ----------------  ------------  -----------------  ------------------
David M. McClanahan  (1)                      D, P
Scott E. Rozzell  (1)       EVP, GC, S        VP, S         VP, S              VP, S
Gary L. Whitlock  (1)       M, P
James S. Brian  (1)         SVP, CAO
Frank B. Bilotta  (8)       IM
Walter L. Ferguson  (1)                       D, VP                            D, VP
Constantine S. Liollio (1)
Benjamin J. Reese  (1)
Wayne D. Stinnett, Jr. (1)
Cyril J. Zebot  (1)                           VP            D, VP              VP
Walter L. Fitzgerald  (1)   VP, CO
Marc Kilbride  (1)          M, VP, T          VP, T         VP, T              VP, T

Rufus S. Scott (1)          VP, DGC, AS       VP, AS        VP, AS             VP, AS
Robert A. Trost (6)                                                            VP
Richard B. Dauphin (1)      AS                AS            AS                 AS
George C. Hepburn, III (1)
Linda Geiger  (1)           AT                AT            AT                 AT
Michelle Willis (3)                           AS

                                            PINE PIPELINE
                            CNP INTRASTATE   ACQUISITION      CNP GAS        CNP RETAIL     CNP - MRT       CNP MRT
  DIRECTORS AND OFFICERS    HOLDINGS, LLC      COMPANY     SERVICES, INC.  INTERESTS, INC.  CORPORATION  HOLDINGS, INC.
--------------------------  --------------  -------------  --------------  ---------------  -----------  --------------
David M. McClanahan (1)                                                                     D, P
Scott E. Rozzell (1)        VP, S                                          VP, S            VP, S        VP, S
Walter L. Ferguson (1)                                                                      D, VP
Benjamin J. Reese (1)                                      VP
Wayne D. Stinnett, Jr. (1)                                 D, P            D, P
Cyril J. Zebot (1)          M, VP           M, VP                                           VP           D, P
Marc Kilbride (1)           VP, T                          VP, T           VP, T            VP, T        VP, T
Rufus S. Scott (1)          VP, AS                                         VP, AS           VP, AS       VP, AS
Robert A. Trost (6)                                                                         VP
Richard B. Dauphin (1)      AS                                             AS               AS           AS
Linda Geiger (1)            AT                             AT              AT               AT           AT
Michelle Willis (3)                                                                         AS
Sylvia Z. Zuroweste (6)                                                                     AS
James Best (1)                                             AS
George C. Hepburn, III (1)                                 VP, GC, S
Edwin J. Spiegel (6)                                       SVP
Kevin J. Blase (6)                                         VP

                                                                                     CNP TRADING &
                          CNP MRT SERVICES  CNP PIPELINE SERVICES,               TRANSPORTATION GROUP,
  DIRECTORS AND OFFICERS       COMPANY                INC.          CNP OQ, LLC          INC.
------------------------  ----------------  ----------------------  -----------  ---------------------
David M. McClanahan (1)                                                          D, P
Scott E. Rozzell (1)      VP, S             VP, S                   VP, S        VP, S
Walter L. Ferguson (1)                      D, VP                   D, VP
Cyril J. Zebot (1)                                                  VP
Marc Kilbride (1)         VP, T             VP, T                   VP, T        VP, T
Rufus S. Scott (1)        VP, AS            VP, AS                  VP, AS       VP, AS
Robert A. Trost (6)       D, VP, GM
Richard B. Dauphin (1)    AS                AS                      AS           AS
Linda Geiger (1)          AT                AT                      AT           AT
Michelle Willis (3)                         AS
Sylvia Z. Zuroweste (6)   AS

                            ENTEX GAS
                            MARKETING  ENTEX NGV,  ENTEX OIL &               CNP INTRASTATE
  DIRECTORS AND OFFICERS     COMPANY      INC.     GAS COMPANY  INTEX, INC.  PIPELINES, INC.
--------------------------  ---------  ----------  -----------  -----------  ---------------
David M. McClanahan (1)     D, C, P    D, P        C, P
Scott E. Rozzell (1)        VP, S      VP, S       VP, S        VP, S
Benjamin J. Reese (1)       VP                     VP                        VP
Wayne D. Stinnett, Jr. (1)  D, SVP     D, VP       D, SVP       D, P         D, C, P
Marc Kilbride (1)           VP, T      VP, T       VP, T        VP, T        VP, T
Rufus S. Scott  (1)         VP, AS     VP, AS                   VP, AS
Richard B. Dauphin (1)      AS         AS          AS           AS           AS
George C. Hepburn, III (1)                         VP, AS                    VP, GC, S
Linda Geiger (1)            AT         AT          AT           AT           AT

                            MINNESOTA
                            INTRASTATE  NATIONAL                  CNP FUNDS
                             PIPELINE    FURNACE  NORAM UTILITY   MANAGEMENT,  UNITED GAS,
  DIRECTORS AND OFFICERS     COMPANY     COMPANY  SERVICES, INC.     INC.         INC.
--------------------------  ----------  --------  --------------  -----------  -----------
David M. McClanahan (1)     D, C                  D, P                         D, P
Scott E. Rozzell (1)        VP, S       VP, S     VP, S           EVP, S       VP, S
Benjamin J. Reese (1)
Wayne D. Stinnett, Jr. (1)
James S. Brian (1)                      D
Gary M. Cerny (7)           D, P
Kenneth Clowes                                                    D, P
Phillip R. Hammond (7)      D, VP
Constantine S. Liollio (1)              D, P
Marc Kilbride (1)           VP, T       VP, T     VP, T           VP, T        VP, T
Rufus S. Scott (1)          VP, AS      VP, AS    VP, AS          VP, AS       VP, AS
Brenda A. Bjorklund (7)     AS
Richard B. Dauphin (1)      AS          AS        AS              AS           AS
George C. Hepburn, III (1)
Linda Geiger (1)            AT          AT        AT              AT           AT

                          CNP INTERNATIONAL,  CNP INTERNATIONAL  RE EL SALVADOR,  CNP INTERNATIONAL  HIE FORD HEIGHTS,
 DIRECTORS AND OFFICERS          INC.           HOLDINGS, LLC      S.A.DE C.V.          II,INC.            INC.
------------------------  ------------------  -----------------  ---------------  -----------------  -----------------
David M. McClanahan (1)   D, C, P
Joseph B. McGoldrick (1)  VP                  M, VP                               D, VP              D, VP
Scott E. Rozzell (1)      EVP, S              VP, S                               VP, S              VP, S
Gary L. Whitlock (1)      D, EVP              P                                   P                  P
Marc Kilbride (1)         VP, T               VP, T              D                VP, T              VP, T
Steven H. Schuler (1)     VP                  VP                                  VP
Rufus S. Scott (1)        VP, AS              VP, AS                              VP, AS             VP, AS
Richard B. Dauphin (1)    AS                  AS                                  AS                 AS
Linda Geiger (1)          AT                  AT                                  AT                 AT

                                                          CNP
                          BLOCK 368 GP,  HIE FULTON,  INTERNATIONAL   CNP LIGHT,
 DIRECTORS AND OFFICERS        LLC           INC.     SERVICES, INC.     INC.
------------------------  -------------  -----------  --------------  ----------
Joseph B. McGoldrick (1)  P              D, VP        D, VP           D, VP
Scott E. Rozzell (1)      VP, S          VP, S        VP, S           VP, S
Gary L. Whitlock (1)                     P            P               P
Marc Kilbride (1)         VP, T          VP, T        VP, T           VP, T
Steven H. Schuler (1)     VP             VP           VP              D, VP
Rufus S. Scott (1)        VP, DGC, AS    VP, AS       VP, AS
Douglas H. Darrow (1)
Richard B. Dauphin (1)    AS             AS           AS              AS
Linda Geiger (1)          AT             AT           AT              AT

                          RE      RE     HIE BRASIL       RE           RE        RE         RE         VENUS       WORLDWIDE
DIRECTORS AND OFFICERS  BRASIL,  BRAZIL    RIO SUL   INTERNATIONAL   BRAZIL    COLOMBIA  OUTSOURCE  GENERATION     ELECTRIC
                         LTDA.   LTD.       LTDA.     BRASIL LTDA.  TIETE LTD    LTDA.     LTD.     EL SALVADOR  HOLDINGS B.V.
----------------------  -------  ------  ----------  -------------  ---------  --------  ---------  -----------  -------------
Steven H. Schuler (1)   DM       D       DM          DM             D          D         D          D

A.    POSITIONS CODES

                  ADT   Administrative Trustee

                   AS   Assistant Secretary

                   AT   Assistant Treasurer

                    C   Chairman

                  CAO   Chief Accounting Officer

                  CEO   Chief Executive Officer

                  CFO   Chief Financial Officer

                  CIO   Chief Information Officer

                   CO   Controller

                  COB   Chairman of the Board

                  COO   Chief Operating Officer

                    D   Director

                  DGC   Deputy General Counsel

                   DM   Delegate Member

                  DTR   Delaware Trustee

                   DP   Division President

                  EVP   Executive Vice President

                   GC   General Counsel

                   GM   General Manager

                   GP   Group President

                   IM   Independent Manager

                    M   Manager

                    P   President

                    S   Secretary

                  SVP   Senior Vice President

                    T   Treasurer

                   TR   Trustee

                   VP   Vice President

B.    ADDRESS CODES

            1     1111 Louisiana
                  Houston, Texas 77002

            2     1011 Centre Road Suite 324
                  Wilmington, Delaware  19805

            3     525 Milam Street
                  Shreveport, Louisiana 71101

            4     2301 N. W. 39th Expressway, Suite 200
                  Oklahoma City, OK 73112

            5     700 W. Linden Avenue
                  Minneapolis, Minnesota 55403

            6     9900 Clayton Road
                  St. Louis, Missouri 63124

            7     800 LaSalle
                  Minneapolis, Minnesota 55402

            8     114 West 47th Street, Suite 1715
                  New York, New York 10036

            9     400 West Main Street, Suite 338
                  Babylon, New York 11702

ITEM 6. OFFICERS AND DIRECTORS - PART II. FINANCIAL CONNECTIONS AS OF DECEMBER 31, 2004

CenterPoint and its subsidiaries have no officers or directors with a financial connection within the provisions of Section 17(c) of the Act.

ITEM 6. OFFICERS AND DIRECTORS - PART III.

(a) Compensation of Directors and Executive Officers and (e) Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

Compensation Committee. It is CenterPoint's policy to provide executive compensation programs that permit it to recruit talent on a national basis, remain competitive with its peer group, align executive pay with corporate performance and encourage equity ownership. CenterPoint's compensation committee, (the "Compensation Committee") has four non-employee director members: Mr. Cater (Chairman), Mr. Carroll, Mr. Cody and Mr. Madison, and it oversees compensation for CenterPoint's senior officers, including salary and short-term and long-term incentive awards. The committee also administers incentive compensation plans and reviews some human resources programs. The Compensation Committee met six times in 2004.

Role of Consulting Firm. CenterPoint retains a consulting firm to review the competitiveness of its base pay, short term incentive and long term incentive levels. The consultant analyzed and compared each senior management position's responsibility and job title in order to acquire market data for base salary and total cash compensation, long term incentives and total direct compensation. Total cash compensation is defined as base salary plus short term incentive payments. Total direct compensation is defined as total cash compensation plus long term incentive payments. Comparative data was gathered from proxy statements and published salary surveys.

Selecting the Peer Group for Compensation Purposes. CenterPoint and the consultant jointly selected a peer group of utility companies that derive at least 80% of their revenues from regulated operations. The group includes 12 publicly traded companies comparable in size to the Company.

Review of Proxy Statements. For 2004, the positions of Messrs. McClanahan, Rozzell, Whitlock and Schaeffer were matched to ranges of compensation for those positions based on proxy statement data for peer group companies. Base salary, short term incentive compensation, total cash compensation, long term incentive compensation and total direct compensation data were obtained from the most recent proxies of the industry peer group. In conducting the analysis, the consultant quantified compensation for restricted stock, performance-based shares or units, stock appreciation rights and stock options. The consultant valued stock options using the Black-Scholes model, and all other long-term incentives were valued at either the target level using current market prices or at the amounts disclosed in the Summary Compensation Table. To help mitigate the effect of a few large or small grants skewing the data, the consultant used a three-year average of short term incentive compensation and long-term incentives. Only current salaries were used for comparisons. All proxy statement data was updated to April 1, 2004 using an annualized trending factor of 3.7%.

Review of Published Salary Surveys. Compensation data was also obtained from published industry-specific and general industry survey sources and was updated to April 1, 2004 using an annualized trending factor of 3.7%. Matches to the market were evaluated to reflect the job scope and type of responsibility. The consultant used the Company's revenue assumption of $9 billion when comparing to survey results. Actual revenue for 2004 was $8.5 billion. Both the proxy and survey data represent the national average for the position. Generally, geographical differences are not applicable to executive positions since companies recruit and compete for executive talent on a national basis. The consultant calculated the Company's ratio to the market, compensation mix and incentive compensation multiples. Compensation mix is the portion of the total compensation dollars related to each of the three components: base salary, short term incentives and long-term incentives.

Compensation Philosophy. CenterPoint generally considers that the objectives of its pay philosophy are best served when each element of total compensation for its executives approximates the 50th percentile of the market represented by the companies included in the review. Using this philosophy and the information from the consultant, the Compensation Committee reviewed and approved adjustments to base pay and individual compensation targets. In establishing individual compensation targets, the Committee considered the data provided by the consultant, the level and nature of responsibility, experience and the Committee's own subjective assessment of the performance of the executive. In making these determinations, the Committee also took into account the Chief Executive Officer's evaluations of the performance of other executive officers.

The Compensation Committee also periodically evaluates its executive compensation programs in light of Section 162(m) of the Internal Revenue Code. This section generally disallows the deductibility of compensation in excess of $1 million for certain executive officers, but excludes from the limitation certain qualifying performance-based compensation. The Company intends to structure its compensation programs in a manner that maximizes tax deductibility. The Compensation Committee recognizes, however, that there may be situations in which the best interests of shareholders are served by administering some elements of compensation such that they may not meet the requirements for exclusion under Internal Revenue Code Section 162(m).

Additional Compensation Consultant Review. In 2004, the Compensation Committee engaged an additional compensation consultant to review the effectiveness of the Company's executive compensation programs and practices. This consultant reviewed executive benefit plan documents and data, reviewed the Company's business plans and interviewed executive officers and members of this Committee. This consultant compared CenterPoint's executive compensation programs against competitive norms and considered current trends in executive plan design and administration.

Overall, this consultant found the Company's executive compensation programs to be fundamentally sound and consistent with the market. This consultant made recommendations primarily in the areas of communication and plan administration. After review and consideration of the recommendations made by the consultant, the Company is in the process of implementing some of those recommendations.

Base Salaries. The Compensation Committee's annual recommendations concerning each executive officer's base salary are based on the annual review of the consultant using the proxy statement and survey data discussed above and evaluations of each executive officer's individual performance and level of responsibility.

Short-Term Incentive Plan. All employees other than certain bargaining unit employees participate in the short term incentive plan. The Compensation Committee determines the pool of funds available for payment of all awards based on the actual levels of achievement for all business units, referred to as "funding." Each executive officer is assigned a short term incentive target based upon the market analysis performed annually by the consultant, the recommendation of the Chief Executive Officer for the other executive officers and the Committee's assessment of internal equity. Targets for the executive officers for the 2004 plan year were 75% of eligible plan earnings for the Chief Executive Officer, 50% of eligible plan earnings for the other named executive officers and 40% for the other executive officer. Eligible plan earnings is generally defined as the actual base salary paid during the plan year, including vacation, holiday and sick time. The maximum available funding pool is 150% of target. The maximum payout for any executive officer is two times his target award, with the exception of the Chief Executive Officer.

As a threshold for any short term incentive plan payout for the 2004 plan year, CenterPoint was required to pay out at least $.40 per share in dividends. For the executive officer group, performance criteria for funding the plan consisted of a combination of corporate, business unit and specific operational improvement goals. For the Chief Executive Officer, the performance criteria for funding the plan was exclusively core operating income, defined as CenterPoint's operating income, excluding the effects of Texas Genco Holdings, Inc. operating income, stranded cost recovery and restructuring costs. Core operating income was weighted from 20% to 40% in the performance criteria for funding the short term incentives of the other named executive officers. The remainder of plan funding for the other named executive officers was based on business unit and specific operational improvement goals related to their respective areas of responsibility, some of which were objective and others that required subjective assessment. The other executive officer had similar short term incentive funding performance criteria.

The Compensation Committee has discretion to determine actual bonuses paid. Individual bonuses were subject to adjustment above or below the funding level as determined by the funding performance criteria, taking into account the Chief Executive Officer's subjective assessment of individual and/or business unit performance. The bonus for the Chief Executive Officer may be decreased below the level based on actual funding achievement at the discretion of the Compensation Committee, but not increased.

As administrator of the short term incentive plan, the Compensation Committee approved the funding achievement of the 2004 short term incentive goals in February 2005. Actual bonuses earned by each of the named executive officers are disclosed in the "Bonus" column of the Summary Compensation Table included in the section entitled "Compensation of Executive Officers". Due to Mr. Schaeffer's retirement, his bonus was determined at the target level of achievement in accordance with the retirement provisions of the plan.

Impact of Base Salary and Short Term Incentive Compensation on Other Benefits. Base salary and short term incentive compensation are included as eligible plan compensation in the Company's retirement plan, benefit restoration plan, savings plan and savings restoration plan. As a result, changes in base salary and/or short term incentive compensation affect benefits payable under these plans. The range of annual pensions or account balances from the retirement plan and the benefit restoration plan are disclosed in the "Retirement Plans, Related Benefits and Other Arrangements" section. Company contributions to the savings plan and savings restoration plan for the named executive officers are disclosed in the "All Other Compensation" column of the Summary Compensation Table.

In 2004, all of the executive officers were eligible to participate in the deferred compensation plan, which provides for the deferral of base salary and/or short term incentive compensation. Interest accrues on current contributions at the annual Moody's Long-Term Corporate Bond Index plus two percentage points.

All of the executive officers, except Mr. Kelley, are covered under a single life split-dollar insurance policy under the provisions of the executive life insurance plan with a coverage amount equivalent to two times their current base salary. Changes in base salary generally affect the specified face amount of the policy accordingly. As the Company pays the annual premiums due, the executive receives imputed income based upon the coverage amount, the age of the executive and the carrier's group term table rates. The executive is also provided a paid tax-gross up for all taxes due on the imputed income associated with the policy value so that coverage is provided at no cost to the executive. During 2004, the executive officer group received imputed income of $10,000 in total, and the Company paid premiums totaling $225,000 and tax gross-ups totaling $6,000. If the executive leaves after age 55 and prior to age 65, benefits under the plan will cease unless the Committee elects, in its sole discretion, to continue the coverage. Upon Mr. Schaeffer's retirement, the Committee elected to continue his coverage.

Messrs. McClanahan, Standish and other executive officers participate in the executive benefits plan, which provides salary continuation benefits and supplemental retirement, death and/or disability benefits to their beneficiaries upon death. Coverage under this plan has not been provided to persons attaining executive officer status after July 1, 1996. Changes in base salary have a corresponding affect on this plan benefit. If the executive leaves the Company prior to reaching age 65, all plan benefits are forfeited. Mr. Schaeffer forfeited his benefits upon his retirement.

Long-Term Incentive Plan. The primary objective of the long-term incentive plan is to attract and retain the services of key employees and provide incentives to those employees who can contribute materially to the Company's success and profitability. Each executive officer is assigned a long-term incentive target based upon the market analysis performed annually by the consultant, the recommendation of the Chief Executive Officer and the Committee's assessment of internal equity. Targets for the executive officers set in 2004 were 150% of base salary for the Chief Executive Officer, 90% - 100% of base salary for the other named executive officers and 60% for the other executive officer. Plan grants are typically made on an annual basis in the form of one or several types: (1) nonqualified stock options; (2) performance-based shares or units; and/or (3) restricted stock. Generally, performance-based share or unit awards are granted with a three-year performance cycle, so that in any given year, each executive officer has grants under three concurrent performance cycles outstanding.

Grants Made in 2004. As administrator of the long-term incentive plan, during 2004, the Compensation Committee approved non-qualified stock options, restricted stock and performance units for the executive officer group. These types of awards were weighted, on a grant date value basis, 20%, 30% and 50%, respectively, of each executive officer's long-term incentive target. If the Company's common stock price increases over the options' exercise price, the executive officers may realize income upon exercise. The restricted stock fully vests as of March 3, 2007, which is three years from the grant date. The Committee believes that the restricted stock grant and the performance unit grant were beneficial in providing a retention element for the executive officers. The performance units were granted for the performance cycle commencing January 1, 2004 and ending December 31, 2006 at a target value of $100 per unit. Payouts, if any, for the performance units will be based on the Company's total relative shareholder return for the three-year period compared to the companies in the S&P Utility Index peer group. At the end of the performance cycle, the following payouts will be realized if the Company places in the peer group as indicated:

                                               RANKING IN
ACHIEVEMENT LEVEL   PAYOUT VALUE PER UNIT   S&P UTILITY INDEX
-----------------   ---------------------   -----------------
  Threshold                $   50           Top 50%
  Target                      100           Linear Interpolation
  Maximum                     150           Top 25%

Long-Term Incentive Plan Three-Year Performance Cycle Ending December 31, 2004. In 2002, the Compensation Committee approved the grant of performance-based shares for this performance cycle. The performance goals were based upon the following criteria for executives employed by the Company:

                                               TOTAL SHAREHOLDER
                                             RETURN AS COMPARED TO
                                             INTERNAL PEER GROUP,    OPERATING CASH FLOW,
ACHIEVEMENT LEVEL   ACHIEVEMENT PERCENTAGE        WEIGHTED 40%            WEIGHTED 60%
-----------------   ----------------------   ---------------------   --------------------
 Threshold                    50%            Top 50%                 $371.8 million
 Target                      100%            Linear interpolation    $455.1 million
 Maximum                     150%            Top 20%                 $542.6 million

Operating cash flow is defined as earnings before interest and taxes less capital expenditures, excluding Texas Genco Holdings, Inc. All companies in the internally-generated peer group had at least 80% of revenues from regulated operations. The Committee reviewed and approved each of the goal achievements for this performance cycle. The Company ranked 6th in the 19-company panel, which equaled a 100% achievement level on this goal. For the second goal, the Company reached a 150% achievement level of adjusted operating cash flow over the three-year period. The overall achievement for this performance cycle was 130%.

The actual values of these long-term incentive distributions, including dividend equivalents, for the named executive officers are shown in the "LTIP Payout" column of the Summary Compensation Table. After-tax shares of the Company's common stock were distributed to the named executive officers as follows:

                      NUMBER OF AFTER-TAX
EXECUTIVE OFFICER        SHARES AWARDED
-------------------   -------------------
David M. McClanahan         42,302
Scott E. Rozzell            16,957
Gary L. Whitlock            15,633
Thomas R. Standish          10,983

Because of the date his employment commenced, Mr. Kelley was not eligible to participate in this performance cycle of the Long-Term Incentive Plan. Mr. Schaeffer's outstanding performance-based stock/units were distributed based on a pro rata allocation upon his retirement on December 1, 2004.

Stock Ownership Guidelines. The executive stock ownership guidelines are administered and interpreted by the Senior Vice President of Human Resources and Shared Services. The guidelines are determined based upon a multiple of the executive's base salary at the time that executive becomes covered by the guidelines, or at the time of promotion to another level covered by the guidelines. The base salary multiple is then converted to a fixed number of shares using the Company's prior 365-day average closing common stock price as reported by the New York Stock Exchange. The result is then rounded to the nearest 100 shares. The base salary multiples are four times for the Chief Executive Officer and three times for other executive officers based upon their individual level of responsibility and long-term incentive target.

In addition to shares owned outright, equivalent shares held in the Company's Savings Plan, unvested restricted stock and performance-based shares or units from the Company's Long-Term Incentive Plan and shares held in trust are counted towards the guidelines. Current executive officers are expected to reach their stock ownership guideline by December 31, 2008. Until the guideline is reached, the executive officer is expected to retain at least 50% of the after-tax shares delivered through the Company's Long-Term Incentive Plan. Certain exclusions apply to the retention expectation, such as estate planning, gifts to charity, education and the purchase of a primary residence. Executive officers are required to verify their stock holdings on an annual basis.

Health & Welfare Benefits. The executive officers participate in the Company's health and welfare benefit plans and share in the costs of such plans in the same manner as all other employees, except that they do not participate in the Company's vacation policy that permits buying and selling vacation hours.

Executive Perquisites.

Corporate Aircraft Usage. The Company's executive officers have use of a corporate aircraft for travel on business of the Company. Four times during 2004, the spouse of an executive officer accompanied the executive officer on a business trip. In such cases, an imputed income amount for spousal travel was included in the applicable executive's taxable income.

Financial Planning Program. The Company's executive officers participate in a financial planning program sponsored by the Company. This program provides reimbursement of financial planning expenses such as the preparation of state and federal income tax returns, comprehensive financial plans (including monitoring), estates and wills. The maximum annual benefit for each executive officer is $5,000, with an additional one-time benefit of $5,000. Reimbursed expenses are treated as additional income to the executive, for which no tax gross-ups are provided. During 2004, the Company reimbursed a gross amount of $4,000 to the executive officer group under this program.

Compensation of the Chief Executive Officer. CenterPoint's compensation consultant prepared a report on the Chief Executive Officer's compensation, which took into consideration CenterPoint's size and complexity and the markets in which it competes for talent. In evaluating Mr. McClanahan's total compensation, the Compensation Committee considered his contributions to the overall success of CenterPoint through his leadership and individual performance. While Mr. McClanahan's current compensation is below the 50th percentile of the market represented by the companies included in the review, the Compensation Committee believes that Mr. McClanahan's compensation package, in conjunction with anticipated future base pay increases, is sufficient to ensure his continuing focus on creating substantial improvements in shareholder value. During 2004, the Committee set Mr. McClanahan's base salary at $800,000. His annual incentive target was set at 75% of base salary, and his long-term incentive target was set at 150% of base salary. Mr. McClanahan's short term incentive payout for 2004 was at 126% of target, which was the overall Company achievement level.

When Mr. McClanahan's base salary reaches market levels, his long-term incentive target, when combined with his short term incentive target, is intended to position Mr. McClanahan's total direct compensation at the 50th percentile.

Compensation of Executive Officers. The following table summarizes compensation for services to CenterPoint and its subsidiaries for the years 2004, 2003 and 2002 awarded to, earned by or paid to the Chief Executive Officer, the four other most highly compensated executive officers who continued to serve as executive officers as of December 31, 2004 and one executive officer who retired during 2004 (collectively these individuals constitute the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM COMPENSATION
                                                                          ----------------------------------
                                                                                  AWARDS
                                          ANNUAL COMPENSATION             ----------------------   PAYOUTS
                                 ---------------------------------------  RESTRICTED  SECURITIES  ----------
                                                            OTHER ANNUAL    STOCK     UNDERLYING     LTIP        ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR  SALARY(1)  BONUS(1)  COMPENSATION   AWARDS(2)  OPTIONS(3)  PAYOUTS(4)  COMPENSATION(5)
-------------------------------  ----  ---------  --------  ------------  ----------  ----------  ----------  ---------------
David M. McClanahan              2004  $781,250   $738,281     $1,629      $356,644     106,100    $638,342       $98,549

   President and Chief           2003   687,500    773,437      1,985       348,840     103,900     962,013       129,306

   Executive Officer             2002   575,000    646,875      1,074            --     191,700      50,358       111,399

Scott E. Rozzell(6)

   Executive Vice                2004   387,500    263,984        717       124,716      37,100     259,605        85,670

   President, General            2003   376,000  282,000   1,653  147,060   43,900  406,110  111,020

   Counsel and                   2002   360,500  270,375     680       --   77,800       --   92,669

   Corporate Secretary

Gary L. Whitlock(7)

   Executive Vice                2004   382,750  267,160     717  118,152   35,200  240,048   32,651

   President and Chief           2003   355,000  290,000     620  136,230   40,600       --   53,550

   Financial Officer             2002   334,000  250,500  48,607       --   72,200       --   37,946

Byron R. Kelley(8)

   Senior Vice President and
     Group President             2004   290,000  202,536      --   85,332   25,500       --   19,127

   and Chief Operating Officer,  2003   182,348  120,000      --  103,562   31,446       --   13,139

   CenterPoint Energy Pipelines
     and Field Services

Thomas R. Standish

   Senior Vice President and
    Group President              2004   299,500  178,885     524    83,144  24,800  170,703   29,540

   and Chief Operating Officer,  2003   279,250  200,000   1,367    97,470  29,100  267,131   39,803

   CenterPoint Energy Houston
     Electric, LLC               2002   264,750  177,510     466        --  51,000   33,502   33,966

Stephen C. Schaeffer(9)

   Executive Vice                2004   356,408  164,166     748   111,588  33,200  393,099   22,385

   President and Group           2003   336,250  252,188     625   131,100  39,200  495,672   56,091

   President, Gas Distribution
   and Sales                     2002   322,500  241,875     653        --  70,000   92,227   46,893

--------------------
(1) The amounts shown include salary and bonus earned as well as earned but deferred.

(2) Restricted stock awards are valued at the closing market price on the date of the grant. The awards vest three years following the date of grant. Dividends accrue on the awards from the date of grant. Performance-based stock awards are reported as a component of LTIP payouts when paid.

      As of December 31, 2004, the aggregate holdings of unvested shares of common stock of CenterPoint, including performance-based stock, assuming the attainment of performance goals at the maximum level, were as follows:
      Mr. McClanahan, 257,281 shares ($2,907,280); Mr. Rozzell, 101,121 shares ($1,142,670); Mr. Whitlock 94,444 shares ($1,067,215); Mr. Kelley, 57,339 shares ($647,932); and Mr. Standish, 67,607 shares ($763,955). Upon his retirement on December 1, 2004, Mr. Schaeffer vested in all his shares on a pro rata basis.

(3)   Securities underlying options are shares of CenterPoint common stock.

(4) Amounts shown represent the dollar value of CenterPoint common stock paid out in the following year based on the achievement of performance goals for the cycle ending in the current year plus dividend equivalent accruals during the performance period.

      Under the provisions of the CenterPoint Long-Term Incentive Plan, upon retirement at the age of 55 or older and with five years of service, the number of performance-based stock/units awarded is allocated based on the total days lapsed in the award cycle as of the last date of employment divided by the total number of days in the award cycle. The performance-based stock/units are distributed at the target level of performance as soon as possible after such termination. Accordingly, upon Mr. Schaeffer's retirement on December 1, 2004, all of his outstanding performance-based stock/units were distributed based on a pro rata allocation.

      In connection with the 2002 spin-off of a former subsidiary, all outstanding performance based stock for the performance cycle ending in 2002 were converted to restricted shares of CenterPoint common stock at the maximum level of performance with the exception of those awarded to Mr. McClanahan and certain other former officers of CenterPoint. Mr. McClanahan's awards were 56.25% of target, which reflected actual performance. All such shares vested if the officer holding the restricted shares remained employed with CenterPoint through December 31, 2002.

(5) 2004 amounts include: (a) matching contributions to the savings plan and accruals under the related savings restoration plan, as follows: Mr. McClanahan, $69,961; Mr. Rozzell, $30,127; Mr. Whitlock, $30,274; Mr. Kelley, $18,450; Mr. Standish, $21,352; and Mr. Schaeffer, $9,225; (b) the term portion of the premiums paid under the executive life insurance plan, as follows: Mr. McClanahan, $2,672; Mr. Rozzell, $1,303; Mr. Whitlock, $1,303; Mr. Standish, $952; and Mr. Schaeffer, $1,358; (c) accrued interest on deferred compensation that exceeds 120% of the applicable federal long-term rate, as follows: Mr. McClanahan, $23,854; Mr. Whitlock, $136; Mr. Standish $6,532; and Mr. Schaeffer, $11,023; and (d) flexible benefit credits provided for life insurance exceeding the company-provided amount of $50,000, as follows: Mr. McClanahan, $2,062, Mr. Rozzell, $952; Mr. Whitlock, $938; Mr. Kelley, $677; Mr. Standish, $704; and Mr. Schaeffer, $797.

(6) CenterPoint extended a loan to Mr. Rozzell in the amount of $250,000 in connection with his initial employment in March 2001. In accordance with the loan agreement, the loan bears interest at a rate of 8% and principal and interest are to be forgiven in semi-monthly installments through March 15, 2006 so long as Mr. Rozzell remains employed by CenterPoint or one of its subsidiaries as of each relevant anniversary of his employment date. The maximum principal amount of the loan outstanding during 2004 was $110,417. As of March 31, 2005, the principal amount of the loan outstanding was $47,917. The amount of loan and interest forgiveness of $53,288 for 2004 is included in the "All Other Compensation" column.

(7) The amounts shown in the "Other Annual Compensation" column include tax reimbursement payments to Mr. Whitlock during 2002 in connection with his initial employment.

(8)   Mr. Kelley was not employed with CenterPoint prior to May 15, 2003.

(9) Mr. Schaeffer served as CenterPoint's Executive Vice President and Group President, Gas Distribution and Sales until his retirement on December 1, 2004.

Option Grants in 2004. The following table sets forth information concerning the grants of options to purchase common stock made during 2004 to the Named Officers.

                        CENTERPOINT OPTION GRANTS IN 2004

                       NUMBER OF    PERCENTAGE
                       SECURITIES    OF TOTAL
                       UNDERLYING     OPTIONS                            GRANT DATE
                        OPTIONS     GRANTED TO   EXERCISE   EXPIRATION     PRESENT
       NAME            GRANTED(1)    EMPLOYEES    PRICE        DATE       VALUE (2)
--------------------   ----------   ----------   --------   ----------   ----------
David M. McClanahan      106,100      5.23%      $  10.92   03/02/2014   $  197,346

Scott E. Rozzell          37,100      1.83%         10.92   03/02/2014       69,006

Gary L. Whitlock          35,200      1.74%         10.92   03/02/2014       65,472

Byron R. Kelley           25,500      1.26%         10.92   03/02/2014       47,430

Thomas R. Standish        24,800      1.22%         10.92   03/02/2014       46,128

Stephen C. Schaeffer      33,200      1.64%         10.92   03/02/2014       61,752

---------------------
(1) Option grants vest in one-third increments per year from the date of grant (so long as the officer remains an employee of CenterPoint). All options would immediately vest upon retirement at the age of 55 or older with five years of service and upon a change of control (defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements").

(2) Grant date present value is calculated using a Black-Scholes option pricing model assuming a five-year term, volatility of 27.23%, the current annual dividend of $.40 per share and a risk-free interest rate of 3.02%. Actual gains, if any, will depend on future performance of the common stock.

Option Exercises in 2004. The following table sets forth certain information concerning the exercise of options or stock appreciation rights during 2004 by each of the Named Officers and the number and value of unexercised options and stock appreciation rights at December 31, 2004.

                    CENTERPOINT FISCAL YEAR-END OPTION VALUES

                       NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS AT
                             AT DECEMBER 31, 2004            DECEMBER 31, 2004(2)
                       -------------------------------   ---------------------------
      NAME(1)          EXERCISABLE       UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
--------------------   -----------       -------------    -----------   -------------
David M. McClanahan      524,948            243,160      $   855,259    $     761,992

Scott E. Rozzell         206,688             93,881          350,365          313,528

Gary L. Whitlock          91,119             87,800          324,880          290,722

Byron R. Kelley           10,482             46,464           33,700           77,089

Thomas R. Standish       115,393             62,235          230,286          206,918

Stephen C. Schaeffer     296,406                 --          595,570               --

-----------------------
(1)   None of the named executive officers exercised any options in 2004.

(2) Based on the year-end closing price of the common stock of CenterPoint on the New York Stock Exchange Composite Tape on December 31, 2004.

Long-Term Incentive Plan Awards in 2004. The following table sets forth information concerning the shares of restricted stock and shares of contingent stock awarded pursuant to the Long-Term Incentive Plan during 2004 to each of the Named Officers.

            CENTERPOINT LONG-TERM INCENTIVE PLAN -- AWARDS IN 2004(1)

                                                        ESTIMATED FUTURE PAYOUTS UNDER
                                                        NON-STOCK PRICE-BASED PLANS(2)
                                  PERFORMANCE    ------------------------------------------------
                        NUMBER    PERIOD UNTIL      THRESHOLD         TARGET          MAXIMUM
       NAME            OF UNITS      PAYOUT      VALUE OF UNITS   VALUE OF UNITS   VALUE OF UNITS
--------------------   --------   ------------   --------------   --------------   --------------
David M. McClanahan     5,400      12/31/2006      $  270,000       $  540,000       $  810,000

Scott E. Rozzell        1,900      12/31/2006          95,000          190,000          285,000

Gary L. Whitlock        1,800      12/31/2006          90,000          180,000          270,000

Byron R. Kelley               1,300  12/31/2006   65,000  130,000  195,000

Thomas R. Standish            1,300  12/31/2006   65,000  130,000  195,000

Stephen C. Schaeffer          1,700  12/31/2006   85,000  170,000  255,000


-------------

(1) Amounts shown are potential payouts of awards in cash, common stock or a combination thereof under CenterPoint's Long-Term Incentive Plan. These awards have a three-year performance cycle. Payouts will be based on a total shareholder return measure as compared to the S&P Utility Index. If a change of control occurs (as defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements"), such amounts will be paid in cash at the maximum level, without regard to the achievement of performance goals.

(2) The table does not reflect dividend equivalent accruals during the performance period.

Equity Compensation Plan Awards in 2004. The following table sets forth information concerning the shares of restricted stock and shares of contingent stock awarded pursuant to the Equity Compensation Plan during 2004 to each of the Named Officers.

                      EQUITY COMPENSATION PLAN INFORMATION

      The following table sets forth information about CenterPoint's common stock that may be issued under its existing equity compensation plans as of December 31, 2004.

                                                                                                                 (c)
                                                                                                        NUMBER OF SECURITIES
                                                                                                       REMAINING AVAILABLE FOR
                                                              (a)                      (b)             FUTURE ISSUANCE UNDER
                                                    NUMBER OF SECURITIES TO     WEIGHTED AVERAGE        EQUITY COMPENSATION
                                                    BE ISSUED UPON EXERCISE     EXERCISE PRICE OF        PLANS (EXCLUDING
                                                    OF OUTSTANDING OPTIONS,    OUTSTANDING OPTIONS,    SECURITIES REFLECTED IN
                 PLAN CATEGORY                        WARRANTS AND RIGHTS     WARRANTS AND RIGHTS(1)         COLUMN (a))
--------------------------------------------------  -----------------------   ----------------------   -----------------------
Equity compensation plans approved by security
    holders(2)                                           18,331,916(3)           $             15.37           5,648,376(4)

Equity compensation plans not approved by security
    holders(5)                                              265,663(5)                         18.18                  --
                                                         ----------              -------------------           ---------

Total                                                    18,597,579              $             15.42           5,648,376
                                                        ===========              ===================           =========

----------

(1) The weighted average exercise price applies to outstanding options, without taking into account performance units and performance shares which do not have an exercise price.

(2) Plans approved by shareholders consist of the 1989 and 1994 Long-Term Incentive Compensation Plans, the Long-Term Incentive Plan and the Amended and Restated Stock Plan for Outside Directors. No future grants may be made under the 1989 and 1994 Long-Term Incentive Compensation Plans.

(3) Includes, in addition to shares underlying options, an aggregate of 1,168,513 shares issuable upon settlement of outstanding grants of performance shares (assuming maximum performance is achieved) and 493,805 shares issuable upon settlement of outstanding performance units, assuming maximum performance and assuming 100% of the payment of outstanding performance units is made in shares based on the closing price of the common stock on December 31, 2004. Does not include 4,255 shares subject to issuance upon exercise of options, having an average exercise price of $6.71 per share, assumed in the 1997 merger in which NorAm Energy Corp. was acquired.

(4) The securities remaining available for issuance may be issued in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance shares. The shares remaining available for issuance may be used for any of these types of awards, except that the Amended and Restated Stock Plan for Outside Directors provides only for awards of common stock.

(5) Plans not approved by shareholders consist of the Common Stock Participation Plan for Designated New Employees and Non-Officer Employees. Outstanding awards under the Common Stock Participation Plan, in which participation is limited to new employees and existing employees who are not officers of CenterPoint, consist of stock options covering 265,663 shares of common stock which generally vest in equal annual increments over three years from the grant date. No future grants may be made under the Common Stock Participation Plan.

            RETIREMENT PLANS, RELATED BENEFITS AND OTHER ARRANGEMENTS

Pension Plan. The following table shows estimated annual benefits, giving effect to CenterPoint's Pension Plan, payable upon retirement to persons in the specified remuneration and years-of-service classifications.

                               PENSION PLAN TABLE

PRIOR PLAN GRANDFATHER BENEFIT(1)

      FINAL AVERAGE
         ANNUAL            ESTIMATED ANNUAL PENSION BASED ON YEARS OF SERVICE(2)
      COMPENSATION         ----------------------------------------------------
        AT AGE 65                       30          35 OR MORE
      -------------                ------------     -----------
$         450,000                  $    255,472     $   298,051
          500,000                       284,572         332,001
          750,000                       430,072         501,751
        1,000,000                       575,572         671,501
        1,250,000                       721,072         841,251
        1,500,000                       866,572       1,011,001
        1,750,000                     1,012,072       1,180,751
        2,000,000                     1,157,572       1,350,501

-----------

(1) Retirement benefits for our named executive officers are determined under our retirement plan and benefit restoration plan formulas, either as currently in effect or as they existed prior to January 1, 1999, depending on the named executive officer's employment date. For employees hired prior to January 1, 1999, the retirement plan and benefit restoration plan accrue benefits based on a participant's years of service, final average pay and covered compensation (final average pay formula). Final average pay means the highest compensation for 36 consecutive months out of the 120 consecutive months immediately preceding retirement, based solely on base salary and, for purposes of the benefit restoration plan, short term incentive compensation amounts. Changes in base salary and/or short term incentive compensation affect benefits payable under these plans. For purposes of the table below, final average pay is frozen as of December 31, 2008 pursuant to the terms of the plans. Retirement benefits for persons who were employees as of December 31, 1998 are based on the prior plan grandfather benefit, which is the higher of (a) the benefit calculated under the final average pay formula or (b) the cash balance formula explained below. Messrs. McClanahan, Standish and Schaeffer are eligible for the prior plan grandfather benefit. Since it is anticipated that under the prior plan grandfather benefit, the final average pay formula will provide the higher benefit, the benefits reflected in the table below are based on the final average pay formula. Mr. McClanahan's, Mr. Standish's and Mr. Schaeffer's benefits are not expected to exceed the amounts reflected in the table as of their age 65 normal retirement. Mr. McClanahan had 30 years of credited benefit service under the retirement plan as of December 31, 2004, Mr. Standish had 23 years and Mr. Schaeffer had 35 years. In some circumstances, Mr. McClanahan is entitled to up to three additional years of credited benefit service under a supplemental agreement.

(2) Amounts are determined on a single-life annuity basis and are not subject to any deduction for Social Security or other offsetting amounts. The qualified retirement plan limits compensation and benefits in accordance with provisions of the Internal Revenue Code. Retirement benefits based on compensation above the qualified plan limit or in excess of the limit on annual benefits are provided through the benefit restoration plan.

For employees hired on or after January 1, 1999, the retirement plan and benefit restoration plan provide for benefit accruals based on a cash balance formula. Under the cash balance formula, participants accumulate a retirement benefit based upon four percent of eligible earnings (which is primarily base salary and short term incentive compensation) credited as of the end of the calendar year. Changes in base salary and/or short term incentive compensation affect benefits payable under this plan. Interest accrues in the current year at the "applicable interest rate" prescribed under the Internal Revenue Code from the previous November based upon the account balance as of the end of the previous year. An additional annual credit ranging from one percent to four percent of eligible earnings is generally available through December 31, 2008 for individuals who were age 40 and had at least ten years of vesting service as of December 31, 1998. Messrs. McClanahan, Standish and Schaeffer are eligible to receive these additional credits as follows: Mr. McClanahan: 4%; Mr. Standish: 2%; and Mr.
Schaeffer: 4%. Messrs. Rozzell, Whitlock and Kelley were first employed after January 1, 1999 and thus their benefits are based solely on the cash balance formula. They will be fully vested after five years of service with the Company as of the following dates: Mr. Rozzell: March 1, 2006; Mr. Whitlock: July 23, 2006; and Mr. Kelley: May 15, 2008. The estimated annual benefits payable as of their age 65 normal retirement are $42,168 for Mr. Rozzell; $42,669 for Mr. Whitlock; and $17,101 for Mr. Kelley.

The executive officers are eligible to accrue credits toward postretirement health and welfare benefits in the same manner as all other employees. The Company maintains a bookkeeping account for each individual with dollar credits corresponding to years of service, including interest at the "applicable interest rate" prescribed under the Internal Revenue Code. The current annual credit is $750 per year. In addition to the annual credit, certain transition credits, which range from $150 per year to $600 per year, were available to those that were at least age 40 with at least ten years of vesting service as of December 31, 1998. Mr. McClanahan receives (and Mr. Schaeffer received until his retirement) these transition credits in the amount of $600. Mr. Standish receives $300 of transition credits. Upon retirement at or after age 55 with at least five years of service after age 50, the credit amounts may be used to offset the cost of Company-sponsored medical and/or dental coverage during retirement. Credits are forfeited if the employee does not elect coverage under a Company sponsored medical and/or dental plan or if such plans are no longer offered by the Company.

All employees are eligible to participate in the Company's savings plan and savings restoration plan. Base salary and short term incentive compensation are included as eligible plan compensation under the provisions of these plans. Participants may contribute up to 16 percent, on a pre-tax or after-tax basis, of their plan eligible compensation up to certain Internal Revenue Code limits, and the Company matches 75% of the first six percent contributed by employees on a payroll period basis. The Company may make an additional discretionary match of up to 50% of the first six percent contributed in the prior year, which is referred to as the discretionary match. A participant must contribute a minimum of six percent of all eligible compensation to the savings plan during the entire calendar year to be eligible to participate in the savings restoration plan. Once certain Internal Revenue Code limits are reached in the savings plan, the Company match is placed in the savings restoration plan. Participants age 50 and above may make additional pre-tax contributions to the savings plan over the Internal Revenue Code pre-tax contribution limit, or its 16% contribution limit, in accordance with the IRS "catch up" limit which was $3,000 in 2004. Company contributions to both plans for the named executive officers are disclosed in the "All Other Compensation" column of the Summary Compensation Table.

The executive officers participate in other health and welfare benefits plans and share in the costs of such plans in the same manner as all other employees, except that they do not participate in the Company's vacation policy that permits buying and selling vacation hours.

CenterPoint maintains an executive benefits plan that provides salary continuation, disability and death benefits to certain key officers of CenterPoint and its subsidiaries. Messrs. McClanahan and Standish participate in this plan pursuant to individual agreements that generally provide for (a) a salary continuation benefit of 100% of the officer's current salary for 12 months after death during active employment and then 50% of salary for nine years or until the deceased officer would have attained age 65, if later, and (b) if the officer retires after attainment of age 65, an annual postretirement death benefit of 50% of the officer's preretirement annual salary payable for six years. Changes in base salary affect benefits payable under this plan. If the participant leaves the Company prior to reaching age 65, all plan benefits are forfeited. Coverage under this plan has not been provided to persons attaining executive officer status after July 1, 1996.

CenterPoint has an executive life insurance plan providing split-dollar life insurance in the form of a death benefit for designated officers. This plan provides endorsement split-dollar life insurance, with coverage continuing after the officer's termination of service at age 65 or later. If the participant leaves after age 55 and prior to age 65, benefits under the plan will cease unless the Compensation Committee elects, in its sole discretion, to continue the coverage. Upon Mr. Schaeffer's retirement, the Committee elected to continue his coverage. The death benefit coverage for each participating CenterPoint officer varies in proportion to the officer's current salary. The named executive officers other than Mr. Kelley have single-life coverage equal to two times current salary. Changes in base salary affect the specified face amount of the policy accordingly. The annual premiums due on the policies are payable solely by CenterPoint. In accordance with the Internal Revenue Code, the officers must recognize imputed income currently based upon the insurer's one-year term rates. The plan also provides for CenterPoint to gross-up the officer's compensation to cover the officer's after-tax cost of this imputed income. The imputed income for the named executive officers is shown in the footnote to the Summary Compensation Table under the "All Other Compensation" column. The paid tax gross-up is shown in the "Other Annual Compensation" column of the Summary Compensation Table. Upon the death of the insured, the officer's beneficiaries will receive the specified death benefit, and CenterPoint will receive any balance of the insurance proceeds payable in excess of such death benefit. The intent of the design of the executive life insurance plan is that the proceeds CenterPoint receives will be (but are not required to be) sufficient to cover the cumulative premiums paid and the after-tax cost to CenterPoint of the gross-up payments. Officers hired after 2001 may not participate in this plan.

Since 1985, CenterPoint and its predecessors have had in effect deferred compensation plans that permit eligible participants to elect each year to currently defer a percentage of that year's salary and up to 100% of that year's short term incentive compensation. In addition to salary and short term incentive deferrals, eligible participants can also commence deferrals into the plan once they reach the qualified savings plan compensation limit or the defined contribution annual addition limit under the Internal Revenue Code. Interest generally accrues on deferrals made in 1989 and subsequent years at a rate equal to the average annual yield of the Moody's Long-Term Corporate Bond Index plus 2%. Fixed rates of 19% to 24% were established for deferrals made in 1985 through 1988, as a result of then-higher prevailing rates and other factors. Current accruals of the above-market portion of the interest on deferred compensation amounts are included in the "All Other Compensation" column of the Summary Compensation Table. Participants in the current plan may elect to receive distributions of their deferred compensation and interest in three ways: (i) an early distribution of either 50% or 100% of their account balance in any year that is at least four years from the year of deferral; (ii) a lump sum distribution; or (iii) 15 annual installments. If a participant terminates employment prior to age 55, a lump-sum distribution of his deferral amount plus interest, calculated using the Moody's rate and excluding the additional two percentage points, will be made regardless of his form of election. If a participant retires between age 55 and 60, the deferral amount plus interest (including the additional two percent) will be paid in accordance with the participant's distribution elections in either (i) a lump-sum payment in the

January after his retirement or (ii) 15 annual installments commencing upon retirement. If a participant retires after age 60, the deferral amount plus interest (including the additional two percent) will be paid in accordance with the participant's distribution elections after he reaches age 65. For purposes of the prior deferred compensation plan, distribution payments generally follow the same procedures described above for 15 annual installments; however, the fixed interest rate established at the time of deferral is used. During the 2004 plan year, Mr. Standish elected to participate in the current plan and deferred a portion of his short term incentive compensation earned in the prior year. If the named executive officers had terminated their employment on December 31, 2004, payments from the deferred compensation plans would have been made as follows: Mr. McClanahan: annual installments of $125,224 for 15 years; Mr.
Whitlock: lump sum retirement distribution of $7,170; and Mr. Standish: annual installments of $29,535 for 15 years. Mr. Schaeffer commenced payments under the plan as a result of his retirement. Annual installments of $17,149 per year for 15 years began in December 2004, and lump sum retirement distributions totaling $301,122 were paid in early 2005.

CenterPoint maintains a trust agreement with an independent trustee establishing a "rabbi trust" for the purpose of funding benefits payable to participants (including each of its named executive officers) under CenterPoint's deferred compensation plans, executive incentive compensation plans, benefit restoration plan and savings restoration plan, also referred to as the "Designated Plans." The trust is a grantor trust, irrevocable except in the event of an unfavorable ruling by the Internal Revenue Service as to the tax status of the trust or certain changes in tax law. It is currently funded with a nominal amount of cash. Future contributions will be made to the grantor trust if and when required by the provisions of the Designated Plans or when required by CenterPoint's Benefits Committee. The Benefits Committee consists of officers of CenterPoint designated by the Board of Directors and has general responsibility for funding decisions, selection of investment managers for CenterPoint's retirement plan and other administrative matters in connection with other employee benefit plans of CenterPoint. If there is a change of control (defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements"), the grantor trust must be fully funded, within 15 days following the change of control, with an amount equal to the entire benefit to which each participant would be entitled under the Designated Plans as of the date of the change of control (calculated on the basis of the present value of the projected future benefits payable under the Designated Plans). The assets of the grantor trust are required to be held separate and apart from the other funds of CenterPoint and its subsidiaries, but remain subject to claims of general creditors under applicable state and federal law.

In December 2003, the company entered into severance agreements with certain executive officers, including the named executive officers. The severance agreements, effective January 1, 2004, provide for the payment of certain benefits in the event of a covered termination of employment occurring after the execution of a binding agreement to effect a change of control or within three years (two years for Messrs. Kelley and Standish) after the date of a change of control. A change of control will be deemed to occur under the severance agreement if:

      - any person or group becomes the direct or indirect beneficial owner of 30% or more of CenterPoint's outstanding voting securities, unless acquired directly from CenterPoint;

      -     a majority of the Board members changes;

      - there is a merger or consolidation of, or involving, CenterPoint (a "transaction") unless:

            - more than 70% of the surviving corporation's outstanding voting securities is owned by former shareholders of CenterPoint,

            - if the transaction involves CenterPoint's acquisition of another entity, the total fair market value of the consideration plus long-term debt of the entity or business being acquired does not exceed 50% of the total fair market value of CenterPoint's outstanding voting securities, plus CenterPoint's consolidated long-term debt,

            - no person is the direct or indirect beneficial owner of 30% or more of the then outstanding shares of voting stock of the parent corporation resulting from the transaction, and

            - a majority of the members of the board of directors of the parent corporation resulting from the transaction were members of the Board immediately prior to consummation of the transaction; or

      - there is a sale or disposition of 70% or more of CenterPoint's assets (an "asset sale") unless:

            - individuals and entities that were beneficial owners of CenterPoint's outstanding voting securities immediately prior to the asset sale are the direct or indirect beneficial owners of more than 70% of the then outstanding voting securities of CenterPoint (if it continues to exist) and of the entity that acquires the largest portion of the assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity), and

            - a majority of the members of Board (if CenterPoint continues to exist) and of the entity that acquires the largest portion of the assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) were members of the Board immediately prior to the asset sale.

Under these severance agreements, a covered termination occurs if the officer's employment is terminated for reasons other than death, disability as defined in CenterPoint's long-term disability plan, termination on or after age 65, involuntary termination for Cause (as defined), or resignation of the officer unless such resignation is due to (a) a failure to maintain the officer in his position or a substantially equivalent position; (b) a significant adverse change in the authorities, powers, functions, responsibilities or duties held;
(c) a reduction in the officer's base salary; (d) a significant reduction in the officer's qualified, nonqualified and welfare benefits; (e) a reduction in the officer's overall compensation; (f) a change in the location of the officer's principal place of employment by more than 50 miles; or (g) a failure to provide directors and officers liability insurance covering the officer. An officer experiencing a covered termination of employment will be entitled to a lump-sum payment of three times the sum of the officer's base salary plus target short term incentive plan compensation (two times for Messrs. Kelley and Standish), as well as certain welfare benefits for a period of three years (two years for Messrs. Kelley and Standish). Three years of service and age (two years for Messrs. Kelley and Standish) will be added for benefit purposes under the retirement plan. The severance agreements also provide for a pro rata distribution of the short term incentive plan compensation for the current plan year, as well as continued coverage under the

Company's executive life insurance plan, if applicable. In addition, the agreements provide for career transition placement services, the reimbursement of legal fees incurred related to the severance, financial planning fees under CenterPoint's program for a period of up to the earlier of (a) six months or (b) when the maximum reimbursement amount has been reached and a tax gross-up payment to cover any excise taxes, interest and penalties that may be assessed on the officer as a result of the severance payment. If a covered termination occurred under the terms of the severance agreements as of December 31, 2004, the following estimated payments would have been made to the named executive officers as follows: Mr. McClanahan: $4.2 million; Mr. Rozzell: $1.8 million; Mr. Whitlock: $1.8 million; Mr. Kelley: $0.9 million; and Mr. Standish: $0.9 million. The value of benefits provided if a covered termination occurred as of December 31, 2004 would have been as follows: Mr. McClanahan: $1.6 million; Mr.
Rozzell: $0.2 million; Mr. Whitlock: $0.2 million; Mr. Kelley: $0.1 million; and Mr. Standish: $0.3 million. The term of the severance agreements is three years, with an "evergreen" provision under which, at the election of the Board of Directors, the term may be extended for an additional year on an annual basis. The current severance agreements expire December 31, 2006 because the Board did not extend the term in 2004.

Compensation of Directors.

CenterPoint employees receive no extra pay for serving as directors. Through May 2004, each non-employee director received an annual retainer of $30,000, a fee of $1,200 for each Board and committee meeting attended and a supplemental annual retainer of $4,000 for serving as a committee chairman. Effective as of June 3, 2004, the annual retainer fee was increased to $50,000, the fee for each Board and committee meeting attended was increased to $1,500 and the supplemental annual retainer for service as a committee chairman was increased to $7,500 for the Audit Committee and $5,000 for other Board committees. Acting on the recommendation of the Governance Committee, the Board of Directors approved an increase effective as of June 2, 2005 in the supplemental annual retainer for the Chairman of the Audit Committee from $7,500 to $10,000 and the fee for each Audit Committee meeting attended from $1,500 to $2,000.

Each non-employee director also receives an annual grant of up to 5,000 shares of CenterPoint common stock which vest in one-third increments on the first, second and third anniversaries of the grant date. Full vesting of such shares is provided in the event of the director's death or upon a change of control (defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements"). If a director's service on the Board is terminated for any reason other than due to death or change of control, all rights to the unvested portion of the director's grant is forfeited as of the termination date. Upon the initial nomination to the Board, in addition to the annual grant, a non-employee director may be granted a one-time grant of up to but not exceeding 5,000 shares of CenterPoint common stock which are subject to the same vesting schedule outlined above. During 2004, each director received an award of 3,000 shares of common stock under the Amended and Restated Stock Plan for Outside Directors.

Through September 2004, the Chairman received the compensation payable to other non-employee directors plus a supplemental monthly retainer of $25,000. In addition, in connection with his assuming the position of Chairman, Mr. Carroll was granted 10,000 shares of CenterPoint common stock in November 2002 and 10,000 shares of common stock in October 2003. Beginning October

2004, the supplemental monthly retainer paid to the Chairman was increased to $30,000. In addition, in connection with his agreement to continue to serve in the position of Chairman through May 2007, Mr. Carroll was granted 20,000 shares of CenterPoint common stock in November 2004 and will receive another 20,000 shares of common stock in each of October 2005 and 2006.

Since 1985, CenterPoint and its predecessors have had in effect deferred compensation plans that permit directors to elect each year to defer all or part of their annual retainer and meeting fees, other than Mr. Carroll's supplemental monthly retainer for service as Chairman. Directors participating in these plans may elect to receive distributions of their deferred compensation and interest in three ways: (i) an early distribution of either 50% or 100% of their account balance in any year that is at least four years from the year of deferral up to the year in which they reach age 70, (ii) a lump sum distribution payable in the year after they reach age 70 or upon leaving the Board of Directors, whichever is later, or (iii) 15 annual installments beginning on the first of the month coincident with or next following age 70 or upon leaving the Board of Directors, whichever is later. Interest accrues on deferrals made in 1989 and subsequent years at a rate equal to the average annual yield of the Moody's Long-Term Corporate Bond Index plus 2%. Fixed rates of 19% to 24% were established for deferrals made in 1985 through 1988, as a result of then-higher prevailing rates and other factors.

Non-employee directors elected to the Board before 2004 participate in a director benefits plan under which a director who serves at least one full year will receive an annual cash amount equal to the annual retainer (excluding any supplemental retainer) in effect when the director terminates service. Benefits under this plan begin the January following the later of the director's termination of service or attainment of age 65, for a period equal to the number of full years of service of the director (which, in the case of Mr. Crosswell, includes his service on the board of directors of NorAm Energy Corp.). The increase in the annual retainer fee from $30,000 to $50,000 in 2004 had the effect of increasing the directors' benefits under the provisions of this plan based on their current length of service on the Board by the following amounts:
Mr. Carroll, $240,000; Mr. Cater, $420,000; Mr. Cody, $20,000; Mr. Crosswell,
$360,000; Mr. Madison, $20,000; and Mr. Shannon, $20,000. Directors elected to the Board after 2003 may not participate in this plan.

Non-employee directors who were elected to the Board before 2001 participate in CenterPoint's executive life insurance plan described under "Retirement Plans, Related Benefits and Other Arrangements." This plan provides endorsement split-dollar life insurance with a death benefit equal to six times the director's annual retainer, excluding any supplemental retainer, with coverage continuing after the director's termination of service at age 65 or later. The increase in the annual retainer fee from $30,000 to $50,000 in 2004 had no immediate effect on the death benefit under the provisions of this plan because increases in the death benefit under the plan are limited to $5,000 every five years. The death benefit for the current eligible directors remains at $180,000. The annual premiums due on the policies are payable solely by CenterPoint, and in accordance with the Internal Revenue Code, the directors must recognize imputed income which is currently based upon the insurer's one-year term rates. The plan also provides for CenterPoint to gross-up the director's compensation to cover the director's after-tax cost of this imputed income. Upon the death of the insured, the director's beneficiaries will receive the specified death benefit, and CenterPoint will receive any balance of the insurance proceeds payable in excess of such death benefit. The executive life insurance plan is designed so that the proceeds CenterPoint ultimately receives are sufficient to cover the cumulative premiums paid and the after-tax cost to CenterPoint of the gross-up payments. Directors elected to the Board after 2000 may not participate in this plan.

(b) Directors' and Executive Officers' Interests in Securities of System
    Companies

The following table shows stock ownership of each director or nominee for director, the Chief Executive Officer, the other most highly compensated executive officers, and the executive officers and directors as a group. Except as otherwise indicated, information for the executive officers, directors and nominees is given as of March 1, 2005. The directors and officers, individually and as a group, beneficially own less than 1% of CenterPoint's outstanding common stock.

                                                                                                 NUMBER OF SHARES OF
                                                                                                    CENTERPOINT
NAME                                                                                                COMMON STOCK
----                                                                                                ------------
Donald R. Campbell                                                                                    10,000(4)

Milton Carroll                                                                                        46,000

John T. Cater                                                                                         11,000

Derrill Cody                                                                                          11,000

O. Holcombe Crosswell                                                                                 12,595

Byron R. Kelley                                                                                       21,239(1)(2)

Janiece M. Longoria                                                                                    4,000(4)

Thomas F. Madison                                                                                      3,500

David M. McClanahan                                                                                  823,725(1)(2)

Robert T. O'Connell                                                                                    2,000

Scott E. Rozzell                                                                                     325,591(1)(2)

Stephen C. Shaeffer                                                                                  430,840(1)(2)

Michae1 E. Shannon                                                                                     3,000

Thomas R. Standish               )                                                                   206,296(1)(2)(3)

Peter S. Wareing                                                                                      10,000

Gary L. Whitlock                                                                                     181,203(1)(2)

All of the above officers and directors and other executive officers as a group (17 persons)       2,263,527(1)(2)

------------

(1) Includes shares covered by CenterPoint stock options that are exercisable within 60 days as follows: Mr. McClanahan, 657,406 shares; Mr. Rozzell, 261,201 shares; Mr. Whitlock, 141,918 shares; Mr. Kelley, 18,982 shares; Mr. Standish, 151,394 shares; Mr. Shaeffer, 296,406 shares; and the group, 1,638,723 shares.

(2) Includes shares of CenterPoint common stock held under CenterPoint's savings plan, for which the participant has sole voting power (subject to such power being exercised by the plan's trustee in the same proportion as directed shares in the savings plan are voted in the event the participant does not exercise voting power).

(3)   Includes shares held by spouse.

(4)   Acquired subsequent to March 1, 2005.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies

None.

(d)   Directors' and Executive Officers' Indebtedness to System Companies

CenterPoint extended a loan to Mr. Rozzell in the amount of $250,000 in connection with his initial employment. In accordance with the loan agreement, the loan bears interest at a rate of 8% and principal and interest are to be forgiven in semi-monthly installments through March 15, 2006 so long as Mr. Rozzell remains employed by CenterPoint or one of its subsidiaries as of each relevant anniversary of his employment date. The maximum principal amount of the loan outstanding during 2004 was $110,417. As of March 31, 2005, the principal amount of the loan outstanding was $47,917.

(f)   Directors' and Executive Officers' Rights to Indemnity

The state laws under which each of CenterPoint and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of officers and directors against claims and liabilities against them in their capacities as such. Refer to the disclosures made in the Amended and Restated Bylaws of CenterPoint, adopted March 26, 2002 (incorporated by reference to
Exhibit 3.2 to CenterPoint's Form 10-K for the year ended December 31, 2001).

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

Attached as Exhibit F-2 is a listing of expenditures to citizens groups and public relations counsel.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.

See Exhibits F-3 through F-6 hereto.

Part II. During 2004 no system companies had a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

Part III. No system company employs any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.

CenterPoint does not hold any interest in a Foreign Utility Company.

(a) Texas Genco Holdings, Inc. ("Texas Genco") was formed in 2002 in connection with the restructuring of Reliant Energy, Incorporated. It was formed to own the approximately 14,000 MW of formerly regulated electric generating assets of Reliant Energy, Incorporated in order to satisfy requirements under Texas legislation. These electric generating assets were owned by Texas Genco, LP, a Texas limited partnership, and a subsidiary of Texas Genco ("Texas Genco, LP").

Although Texas Genco was initially treated as a public utility company under the Act, in October 2003, FERC granted certification to Texas Genco, LP as an exempt wholesale generator under Section 32 of the Act. The generating facilities owned by Texas Genco, LP were gas, oil, coal, lignite and nuclear fueled generating facilities providing electric service to meet baseload, cyclic, intermediate and peaking demands. Sales were made on an unregulated basis, primarily based on public auction of available capacity.

In December 2004, Texas Genco and Texas Genco, LP completed the sale of all of Texas Genco, LP's fossil generation assets to a third party for $2.813 billion in cash. Approximately $700 million of these proceeds were used to acquire the 19% publicly held minority interest in Texas Genco. In the second step of the transaction, which closed on April 13, 2005, the third party acquired Texas Genco and the remaining nuclear generation assets for approximately $700 million cash. As of that closing, CenterPoint no longer holds an investment in an EWG or a FUCO.

(b) When Texas Genco was incorporated, CenterPoint acquired all of the issued and outstanding shares of Texas Genco's common stock for $1,000 in exchange for certain assets. Until December 13, 2004, CenterPoint held approximately 81% of Texas Genco's common stock. On December 15, 2004, Texas Genco re-acquired the 19% of its stock that was publicly held and sold all of Texas Genco, LP's fossil generation assets to an unrelated third party, and on April 13, 2005, CenterPoint closed the sale of its remaining interest in Texas Genco to that same purchaser.

Texas Genco does not have any debt or financial obligations for which there is direct or indirect recourse to CenterPoint or any other system company.

CenterPoint has not made any financial guarantee to any party for Texas Genco securities.

Texas Genco has not received any transfer of assets from any CenterPoint system company.

(c) As of December 31, 2004, Texas Genco had no debt outstanding. Texas Genco had net income of $250.1 million for 2004.

(d) Texas Genco has entered into a transition services agreement with CenterPoint under which CenterPoint will provide Texas Genco through the earlier of such time as all services under the agreement are terminated or CenterPoint ceases to own a majority of Texas Genco's common stock, various corporate support services that include accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources, as well as information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics. The charges Texas Genco pays for the services are on a basis intended to allow CenterPoint to recover the fully allocated direct and indirect costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit to CenterPoint, except to the extent routinely included in traditional utility cost of capital. Upon the sale of Texas Genco to the third party purchaser, CenterPoint agreed to continue to provide certain of the transition services for a limited term on essentially the same economic terms as those services had been provided when Texas Genco was an indirect subsidiary of CenterPoint.

Part II.

Please see Exhibit F-1 for an organizational chart showing the relationship of Texas Genco to other CenterPoint system companies.

See Exhibit H hereto for the most recent audited financial statements of Texas Genco. As of the date of the agreement to sell Texas Genco in the third quarter of 2004, CenterPoint began treating Texas Genco as discontinued operations. When the minority ownership was repurchased in December 2004, Texas Genco ceased to be a reporting company under the 1934 Act and ceased to publish periodic reports.

Part III.

CenterPoint's shareholder equity in EWGs was $518 million as of December 31, 2004. There are no foreign utility companies in the CenterPoint system. The ratio of CenterPoint's aggregate investment in EWGs to the aggregate capital investment in its domestic public utility subsidiary companies as of December 31, 2004 was approximately 10.5%. As of April 13, 2005, there were no EWGs in the CenterPoint system.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

                              FINANCIAL STATEMENTS

The consolidated financial statements for CenterPoint and its subsidiaries as of December 31, 2004 have heretofore been filed with the Commission and are incorporated herein by reference and made a part hereof by reference to CenterPoint's annual report on Form 10-K for the year ended December 31, 2004.

The consolidating financial statements for CenterPoint and its subsidiaries as of December 31, 2004 are attached hereto as Exhibit F-7.

                                    EXHIBITS

EXHIBIT A ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

A-1 CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-31447) incorporated by reference herein.

A-2 CenterPoint's 2005 Proxy Statement (File No. 001-31447) incorporated by reference herein.

A-3 CenterPoint's Annual Report to Shareholders for the year ended December 31, 2004 (filed in connection herewith under cover of Form SE).

A-4 CenterPoint Energy Houston Electric, LLC's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-3187) incorporated by reference herein.

A-5 CenterPoint Energy Resources Corp.'s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-13265) incorporated by reference herein.

EXHIBIT B CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

The articles, bylaws and other fundamental documents of organization of CenterPoint are incorporated by reference to CenterPoint's 10-K for the year ended December 31, 2001 (file number 1-31447):

CenterPoint 10-K Exhibit No.                         Description
----------------------------                         -----------
2                               Agreement and Plan of Merger, dated as of October 19, 2001, by and among Reliant Energy, Incorporated, CenterPoint and Reliant Energy
                                MergerCo, Inc.

3(a)(1)                         Amended and Restated Articles of Incorporation of CenterPoint

3(a)(2)                         Articles of Amendment to Amended and Restated Articles of
                                Incorporation of CenterPoint

3(b)                            Amended and Restated Bylaws of CenterPoint

      The organizational documents for CenterPoint's subsidiaries are incorporated by reference to CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360):

CenterPoint U5B Exhibit No.                        Description
---------------------------                        -----------
B-2                           Organizational documents of Utility Holding, LLC

B-3                           Organizational Documents of CenterPoint Energy Houston Electric, LLC

B-4                           Organizational Documents of Texas Genco Holdings, Inc.

B-5                           Organizational Documents of Texas Genco LP, LLC

B-6                           Organizational Documents of Texas Genco GP, LLC

B-7                           Organizational Documents of Texas Genco, LP

B-8                           Organizational Documents of CenterPoint Energy Resources Corp.

B-9                           Organizational Documents of ALG Gas Supply Company

B-10                          Organizational Documents of Allied Materials Corporation

B-11                          Organizational Documents of Arkansas Louisiana Finance Corporation

B-12                          Organizational Documents of Arkla Industries Inc.

B-13                          Organizational Documents of Arkla Products Company

B-15                          Organizational Documents of CenterPoint Energy Alternative Fuels, Inc.

B-16                          Organizational Documents of Entex Gas Marketing Company

B-16A                         Organizational Documents of CenterPoint Energy Gas Receivables, LLC

B-18                          Organizational Documents of Entex NGV, Inc.

B-19                          Organizational Documents of Entex Oil & Gas Company

B-20                          Organizational Documents of CenterPoint Energy - Illinois Gas Transmission Company

B-22                          Organizational Documents of Intex, Inc.

B-24                          Organizational Documents of Minnesota Intrastate Pipeline Company

B-25                          Organizational Documents of CenterPoint Energy - Mississippi River Transmission
                              Corporation

B-26                          Organizational Documents of CenterPoint Energy MRT Holdings, Inc.

B-27                          Organizational Documents of CenterPoint Energy MRT Services Company

B-29                          Organizational Documents of National Furnace Company

B-30                          Organizational Documents of NorAm Financing I

B-31                          Organizational Documents of NorAm Utility Services, Inc.

B-32                          Organizational Documents of CenterPoint Energy Consumer Group, Inc.

B-33                          Organizational Documents of CenterPoint Energy Field Services, Inc.

B-34                          Organizational Documents of CenterPoint Energy Field Services Holdings, Inc.

B-35                          Organizational Documents of CenterPoint Energy Gas Processing, Inc.

B-36                          Organizational Documents of Reliant Energy Funds Management, Inc.

B-37                          Organizational Documents of CenterPoint Energy Gas Transmission Company

B-38                          Organizational Documents of CenterPoint Energy Hub Services, Inc.

B-39                          Organizational Documents of CenterPoint Energy Intrastate Holdings, LLC

B-40                          Organizational Documents of Pine Pipeline Acquisition Company, LLC

B-41                          Organizational Documents of CenterPoint Energy Pipeline Services, Inc.

B-42                          Organizational Documents of CenterPoint Energy OQ, LLC

B-44                          Organizational Documents of CenterPoint Energy Retail Interests, Inc.

B-45                          Organizational Documents of CenterPoint Energy Trading and Transportation Group, Inc.

B-47                          Organizational Documents of United Gas, Inc.

B-48                          Organizational Documents of HL&P Capital Trust I

B-49                          Organizational Documents of HL&P Capital Trust II

B-52                          Organizational Documents of Houston Industries FinanceCo GP, LLC

B-53                          Organizational Documents of Houston Industries FinanceCo LP

B-54                          Organizational Documents of CenterPoint Energy Funding Company

B-55                          Organizational Documents of NorAm Energy Corp.

B-56                          Organizational Documents of REI Trust I

B-64                          Organizational Documents of Reliant Energy Investment Management, Inc.

B-65                          Organizational Documents of CenterPoint Energy Power Systems, Inc.

B-66                          Organizational Documents of CenterPoint Energy Products, Inc.

B-67                          Organizational Documents of CenterPoint Energy Properties, Inc.

B-68                          Organizational Documents of CenterPoint Energy Tegco, Inc.

B-73                          Organizational Documents of CenterPoint Energy Transition Bond Company, LLC

B-75                          Organizational Documents of Utility Rail Services, Inc.

B-76                          Organizational Documents of CenterPoint Energy International, Inc.

B-77                          Organizational Documents of Reliant Energy Brazil Ltd.

B-78                          Organizational Documents of Reliant Energy Brazil Tiete Ltd.

B-81                          Organizational Documents of CenterPoint Energy International II, Inc.

B-82                          Organizational Documents of HIE Ford Heights, Inc.

B-83                          Organizational Documents of HIE Fulton, Inc.

B-86                          Organizational Documents of CenterPoint Energy International Holdings, LLC

B-88                          Organizational Documents of CenterPoint Energy International Services, Inc.

B-89                          Organizational Documents of CenterPoint Energy Light, Inc.

B-98                          Organizational Documents of Reliant Energy Outsource Ltd.

B-99                          Organizational Documents of Venus Generation El Salvador

The organizational documents for the following CenterPoint subsidiaries are incorporated by reference to Amendment No. 1 to CenterPoint's Annual Report on Form U-5S for the year ended December 31, 2003, (File No. 030-00360):

EXHIBIT                                DESCRIPTION
-------                                -----------
B-101             Organizational Documents of CenterPoint Energy Intrastate Pipelines, Inc.

B-102             Amended Organizational Documents of CenterPoint Energy Gas Services, Inc.

B-103             Organizational Documents of  CenterPoint Energy Service Company, LLC

B-104             Organizational Documents of Reliant Energy El Salvador, S.A. de C.V.

B-105             Organizational Documents of Block 368 GP, LLC

B-106             Organizational Documents of Reliant Energy Brasil, Ltda.

B-107             Organizational Documents of HIE Brasil Rio Sul Ltda.

B-108             Organizational Documents of Reliant Energy Colombia Ltda.

B-109             Amended Organizational Documents of CenterPoint Energy Funds Management Inc.

B-110             Amended Organizational Documents of CenterPoint Energy Investment Management Inc.

B-111             Organizational Documents of CenterPoint Energy, Inc. (DE)

EXHIBIT C  INDENTURES AND CERTAIN OUTSTANDING CONTRACTS

EXHIBIT C - PART (a) - INDENTURES

Information with respect to the indentures and other fundamental documents defining the rights of holders of funded debt is incorporated herein by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2004 and CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360).

EXHIBIT C - PART (b) - OUTSTANDING AND UNCOMPLETED CONTRACTS OR AGREEMENTS RELATING TO THE ACQUISITION OF ANY SECURITIES, UTILITY ASSETS (AS DEFINED IN
SECTION 2(a)(18) OF THE ACT), OR ANY OTHER INTEREST IN ANY BUSINESS.

None.

EXHIBIT D  TAX ALLOCATION AGREEMENT PURSUANT TO RULE 45(c)

Incorporated by reference to CenterPoint's Annual Report on Form U-5S for the year ended December 31, 2003 (File No. 030-00360).

EXHIBIT E  COPIES OF OTHER DOCUMENTS PRESCRIBED BY RULE OR ORDER

Reports to State regulators will be filed by amendment after such reports have been filed with the states.

EXHIBIT F  SCHEDULES SUPPORTING ITEMS OF THE REPORT

F-1 Chart setting forth system companies and investments therein as of December 31, 2004.

F-2 List of expenditures to citizens groups and public relations counsel.

F-3 Information on service transactions between CenterPoint and subsidiaries (corporate services, support services and information technology services) for the year ended December 31, 2004 (incorporated by reference to CenterPoint's Annual Report on Form U-13-60 for the year ended December 31, 2004).

F-7 Consolidating financial statements for CenterPoint and its subsidiaries as of December 31, 2004.

F-8 For consent of the independent accountants as to their opinion on CenterPoint's consolidated financial statements, see Independent Auditors' Consent of Deloitte & Touche LLP (previously filed as Exhibit 23 to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference herein).

F-9 Information on intercompany transactions (other than service company transactions) for CenterPoint and subsidiaries for the year ended December 31, 2004.

EXHIBIT G  ORGANIZATION CHART: EWGS AND FOREIGN UTILITY COMPANIES

See Exhibit F-1.

EXHIBIT H  EWG OR FOREIGN UTILITY FINANCIAL STATEMENTS

Financial statements of Texas Genco are incorporated herein by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 of Texas Genco Holdings, Inc. (file number 1-31449).

                                    SIGNATURE

      Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                          CENTERPOINT ENERGY, INC.,
                                              for itself and on behalf of
                                              UTILITY HOLDING, LLC

                                          By: /s/ Rufus S. Scott
                                              ----------------------------------
                                          Name: Rufus S. Scott
                                          Title: Vice President, Deputy General
                                                 Counsel and Assistant Corporate
                                                 Secretary

Date: May 2, 2005